Filed by Pinnacle Bankshares Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Virginia Bank Bankshares, Inc.

Pinnacle Bankshares Corporation and Virginia Bank Bankshares, Inc. Announce Delay of Strategic Merger

ALTAVISTA, Va. and DANVILLE, Va., April 8, 2020 -- Pinnacle Bankshares Corporation (OTCQX: PPBN) (“Pinnacle”) and Virginia Bank Bankshares, Inc. (OTC Pink: VABB) (“Virginia Bank”) today jointly announced that consummation of the previously announced strategic merger of Virginia Bank with and into Pinnacle will be delayed. Pinnacle and Virginia Bank have jointly concluded that a delay is necessary due to near-term operational challenges as both institutions respond to the COVID-19 outbreak and the resulting volatility in U.S. financial markets as well as the impact on their local communities and economies. Pinnacle and Virginia Bank remain fully committed to completing this transaction once the uncertainty surrounding this pandemic subsides.

Pinnacle and Virginia Bank feel strongly that each bank must prioritize its efforts and resources to focus on the needs of customers, employees and local communities as they address COVID-19, and that attempting to complete the merger during this time of economic uncertainty and market volatility could strain the ability of each bank to meet those needs. Both believe that the merits of the proposed merger remain intact and will survive the COVID-19 outbreak.

The steps taken by government bodies to limit social interaction in response to the COVID-19 outbreak have created significant business disruption, and adversely affected customers, employees, and shareholders of both Pinnacle and Virginia Bank. In addition, both are focused on working with the federal government on the administration of the Paycheck Protection Program created by the Coronavirus Aid, Relief, and Economic Security Act signed into law on March 27, 2020. Although the impacts of the COVID-19 outbreak are rapidly developing, based upon currently available information Pinnacle and Virginia Bank now anticipate the closing of the merger is more likely to occur at the end of the third quarter or in the fourth quarter of 2020. However, the closing could occur earlier or later depending on how the COVID-19 outbreak develops and on conditions in Pinnacle’s and Virginia Bank’s markets and the national economy and financial markets.

Aubrey H. “Todd” Hall, III, President and Chief Executive Officer of Pinnacle, commented, “We continue to believe this transformational merger with Virginia Bank remains an important strategic initiative for the customers and employees of both banks and is financially attractive to our shareholders. The merger is still a tremendous opportunity to combine two neighboring community banks with similar cultures and philosophies to create an even stronger entity. We remain committed to the merger and believe pursuing the merger’s completion is in the best interest of Pinnacle and Virginia Bank.”

Donald W. Merricks, Chairman and Chief Executive Officer of Virginia Bank, stated, “The outbreak of COVID-19 brings many challenges to us as an institution and our community. We believe these events demonstrate the value creation opportunities of merging with Pinnacle. As one entity, we will be stronger and more prepared to weather adverse economic environments while enhancing shareholder value.”

As part of the merger’s delay, filings with federal and state banking regulators and the Securities and Exchange Commission and Pinnacle’s and Virginia Bank’s respective shareholder meetings will be delayed. Both management teams will communicate updates regarding the merger, including dates for the meetings of shareholders, when that information is available.

About Pinnacle

Pinnacle Bankshares Corporation is a locally managed community banking organization based in Central Virginia.  The one-bank holding company of First National Bank serves an area consisting primarily of all or portions of the Counties of Campbell, Pittsylvania, Bedford, Amherst and the City of Lynchburg.  The Company has a total of 10 branches with two located in the Town of Altavista, where the Bank was founded.  Other branch locations include Village Highway in Rustburg, Wards Road near the Lynchburg Regional Airport, Timberlake Road in Campbell County, South Main Street in the Town of Amherst, Old Forest Road, Odd Fellows Road and Main Street in the City of Lynchburg and Forest Road in Bedford County. Additionally, the Company operates a loan production office located in Charlottesville and plans to open another branch in the Graves Mill Center located in Forest later this year. First National Bank is in its 112th year of operation.

About Virginia Bank

Virginia Bank Bankshares, Inc. is the bank holding company for Virginia Bank and Trust Company. Founded in 1945, Virginia Bank and Trust Company is a state-chartered commercial bank headquartered in Danville, Virginia, with seven banking offices located in Danville and Chatham, Virginia. The bank serves businesses, professionals and consumers with a wide variety of financial services, including retail and commercial banking.

Caution Regarding Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about (i) the timing, benefits and impact of the proposed merger between Pinnacle and Virginia Bank, (ii) Pinnacle’s and Virginia Bank’s plans, obligations, expectations, beliefs and intentions, including expectations regarding the impacts of the COVID-19 outbreak, and (iii) other statements in the press release that are not historical facts. Words such as “anticipates,” “believes,” “projects,” “potential,” “intends,” “should,” “expects,” “will,” “may,” and variations of similar expressions often accompany forward-looking statements. These statements are based on the beliefs of the respective managements of Pinnacle and Virginia Bank as to the expected outcome of future events as of the date hereof and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, and degree of occurrence. Results and outcomes may differ materially from what may be expressed or forecasted in or implied by forward-looking statements. Factors that could cause results and outcomes to differ materially include, among others, the ability to obtain required regulatory and shareholder approvals and meet other closing conditions to the transaction; the ability to complete the merger as expected and within the expected timeframe; disruptions to customer and employee relationships and business operations caused by the merger; the ability to implement integration plans associated with the transaction, which integration may be more difficult, time-consuming or costly than expected; the ability to achieve the cost savings and synergies contemplated by the merger within the expected timeframe, or at all; the impact of the COVID-19 outbreak on Pinnacle, Virginia Bank and local and national markets and economies; changes in local and national economies, or market conditions; changes in interest rates; regulations and accounting principles; changes in policies or guidelines; loan demand and asset quality, including real estate values and collateral values; deposit flow; the impact of competition from traditional or new sources, and the other factors.

Forward-looking statements speak only as of the date of the press release.  All of the forward-looking statements made in this press release are expressly qualified by the cautionary statements contained herein.  Readers are cautioned not to rely on the forward-looking statements contained in this press release, as no assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if any of them do occur, their ultimate impact on the results of operations or financial condition of Pinnacle or Virginia Bank.  Additional information about the proposed merger and the factors that may impact the forward-looking statements may be found in the registration statement on Form S-4 that Pinnacle will file with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.”

Additional Information about the Merger and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. In connection with the proposed merger, Pinnacle will file with the SEC a registration statement on Form S-4 with respect to the offering of Pinnacle common stock as the merger consideration under the Securities Act of 1933, as amended, which will include a joint proxy statement of Pinnacle and Virginia Bank and a prospectus of Pinnacle. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals.  Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and other relevant documents when they become available because they will contain important information about the merger.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Security holders of Pinnacle may also obtain free copies of these documents by directing a request by telephone or mail to Pinnacle Bankshares Corporation, 622 Broad Street, Altavista, Virginia 24517; 434-369-3000. Security holders of Virginia Bank may also obtain free copies of these documents by directing a request by telephone or mail to Virginia Bank Bankshares, Inc., 336 Main Street, Danville, Virginia 24541; 434-793-6411.

Pinnacle, Virginia Bank and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Pinnacle and Virginia Bank in connection with the merger. Information about the directors and executive officers of Pinnacle and Virginia Bank may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Contacts

Pinnacle Bankshares Corporation

Aubrey H. “Todd” Hall, III, President and Chief Executive Officer

434-369-3000 or toddhall@1stnatbk.com

Virginia Bank Bankshares, Inc.

Donald W. Merricks, Chairman and Chief Executive Officer

434-793-6411 or dmerricks@vabanktr.com